Exhibit 11
WASTE HOLDINGS, INC.
COMPUTATION RE: EARNINGS PER SHARE
(In thousands, except per share data)
	Three Months Ended March 31,
	2001	2002

Net income	$1,192	$2,321

Weighted average number of common shares issued and outstanding—Basic	13,141	13,334
Common stock equivalents
Options for common stock	214	138

Weighted average common stock equivalents	13,355	13,472
Less treasury shares to be repurchased	(183)	(133)

Weighted average shares outstanding—Diluted	13,172	13,339

Basic earnings per share	$0.09	$0.17

Diluted earnings per share	$0.09	$0.17